February 19, 2025

Antonio J. Pietri
President and Chief Executive Officer
Aspen Technology, Inc.
20 Crosby Drive
Bedford, MA 01730

        Re: Aspen Technology, Inc.
            Schedule 14D-9 filed February 10, 2025
            Schedule 13E-3 filed February 10, 2025
            File No. 005-93677
Dear Antonio J. Pietri:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your
Schedule 14D-9,
unless otherwise indicated.

Schedule 14D-9 / 13E-3 filed February 10, 2025
General

1. We note references throughout your filing to "Unaffiliated Stockholders" and your statement on page 2 that "[c]apitalized terms used but not otherwise defined in this
       Schedule 14D-9 shall have the meanings ascribed to them in the Merger Agreement."
       Given the prevalent use of this defined term throughout your disclosure, please define
       "Unaffiliated Stockholders" in your Schedule 14D-9.
Item 3. Past Contacts, Transactions, Negotiations and Agreements, page 5

2. Refer to the last sentence in the third paragraph on page 5. Please revise to remove any potential implication that the Merger Agreement, and any other agreements, do not constitute public disclosure under the federal securities laws. For instance, please
 February 19, 2025
Page 2

       clarify that information in these agreements should be considered in conjunction with the entirety of the factual disclosure about the parties in their public reports, if any, filed with the Commission. Additionally, please confirm your understanding that, notwithstanding the inclusion of this general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in this filing not misleading.
Reasons for the Recommendation of the Special Committee; Reasons for the Recommendation of the Board, page 35

3. Refer to the antepenultimate bullet point on page 41. With a view towards disclosure, please tell us why you did not describe the potential cash severance payments payable to the applicable executive offers. If the Board did not believe such payments presented an actual or potential conflict of interest for those officers, or the Board for other reasons did not consider such payments in its analysis of the transaction, please explain why in your response.
Miscellaneous, page 49

4. On page 26, you state that "Qatalyst Partners will become entitled to receive a transaction fee equal to approximately $57 million" and that "Citi will become entitled to receive an aggregate transaction fee equal to approximately $46 million." However, on page 49 you state that "Qatalyst Partners provided the Special Committee with financial advisory services in connection with the Transactions for which it will be paid an aggregate amount currently estimated at approximately $57 million"
       (emphasis added). Similarly, on page 55, you state that "Citi "will receive a fee estimated to be $46 million for such services" (emphasis added). Please revise the disclosure on pages 25 and 26 to clarify whether these fees are "estimated" and, if so, please revise the disclosure on pages 49 and 55 to explain why this is the case and how the final payment amounts may differ. Otherwise, please revise the language on pages 49 and 55 to be consistent with that on pages 25 and 26.
Certain Additional Information, page 54

5. We note your statement that Citi "also observed certain additional information that was not considered part of its financial analyses with respect to its opinion but was noted for informational purposes, including" historical trading prices and the high and low closing prices for your stock during the 52-week period ended November 4, 2024.
       However, this information is also provided on page 4 of Citi's presentation to the
       Special Committee dated January 26, 2025, which is included as exhibit
(c)(10) to
       your filing. With a view towards revised disclosure, please explain to us (i) why Citi included such information in its January 26, 2025 presentation if it was not part of the financial analyses, and (ii) whether any other information contained in the January 26,
       2025 presentation is also not considered part of Citi's financial analyses with respect to its opinion.
Certain Unaudited Prospective Financial Information of AspenTech, page 56

6. We note references throughout this section to tables summarizing the various
 February 19, 2025
Page 3

       projections provided. Please revise to include the full projections instead of summaries.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Brian Soares at 202-551-3690.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Mergers
& Acquisitions